EXHIBIT 9

                         PACIFIC CORPORATE TRUST COMPANY
                             625 HOWE ST, 10TH FLOOR
                              VANCOUVER, BC V6C 3B8
                               Phone: 604-689-9853
                                Fax: 604-689-8144

May 18, 2005

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE:  CORAL GOLD RESOURCES LTD. (the "Company")
     MAILING ON MAY 18, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all registered shareholders of the Company. However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered the Post Office.

        o   Information Circular
        o   Notice of Meeting
        o   Annual Financial Statements for the Year Ending 2005/01/31
        o   Management Discussion and Analysis
        o   Proxy
        o   Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY


"LAURIE WADDINGTON"

LAURIE WADDINGTON





cc:  TSX Venture Exchange                         cc:  CORAL GOLD RESOURCES LTD.
cc:  Alberta Securities Commission                cc:  SALLEY BOWES HARWARDT
cc:  US Securities and Exchange Commission        cc:  ELLIS FOSTER